UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934


                        PHYSICIAN SUPPORT SYSTEMS, INC.
                               (Name of Issuer)

                         COMMON STOCK, $.001 PAR VALUE
                        (Title of Class of Securities)

                                   71940V105
                                (CUSIP Number)

                                Mr. Nader Samii
                              Dykema Gossett PLLC
                            400 Renaissance Center
                            Detroit, Michigan 48243
                                (313) 568-6630
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 March 1, 1997
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


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CUSIP No. 71940V105

1.       Name of Reporting Person:   Hamid Mirafzali
         S.S. or I.R.S. Identification No.
         of above individual (optional): N/A

2.       Check the Appropriate Box if a Member of a Group:
                 (a)    [  ]
                 (b)    [  ]

3.       SEC Use Only

4.       Source of Funds:   00

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                 [  ]

6.       Citizenship or Place of Organization:   United States

         Number of Shares     7.  Sole Voting Power
                                  236,182
         Beneficially         8.  Shared Voting Power
                                  470,224
         Owned by Each        9.  Sole Dispositive Power
                                  236,182
         Reporting Person    10.  Shared Dispositive Power
         With                     566,082

11.      Aggregate Amount Beneficially Owned by Each Reporting Person
                 566,082

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares
                 [  ]

13.      Percent of Class Represented by Amount in Row (11)
                 5.8%

14.      Type of Reporting Person:  IN
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CUSIP NO. 71940V105

ITEM 1   Security and Issuer

         The title of the class of equity security to which this statement relates is the Common Stock, $.001 par value per share (the "Common Stock") of Physician Support Systems, Inc., a Delaware corporation (the "Issuer"), whose principal executive offices are located at Route 230 and Eby-Chiques Road, Mt. Joy, Pennsylvania 17552.

ITEM 2   Identity and Background

         This statement is filed by Hamid Mirafzali, 505 East Huron Street, Ann Arbor, Michigan 48104, a United States citizen. Mr. Mirafzali's present principal occupation is President and Chief Executive Officer of Physerv Solutions, Inc., a Michigan corporation ("Physerv"), and Spring Anesthesia Group, Inc., a California corporation ("Spring"), both of which are wholly-owned subsidiaries of the Issuer. The principal business of both Physerv and Spring consists of providing accounts receivable and business management services to anesthesiologists. During the last five years, Mr. Mirafzali has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction subjecting them to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3   Source and Amount of Funds or Other Consideration

         The transactions contemplated by the Physerv Purchase Agreement (as hereinafter defined) were consummated on February 5, 1997. On February 5, 1997, Mr. Mirafzali acquired beneficial ownership of 563,932 shares of Common Stock in exchange for all of the issued and outstanding shares of Physerv pursuant to the terms of that certain Stock Purchase Agreement, dated as of February 3, 1997, by and among the Issuer, PSI Acquisition Corp., Hamid Mirafzali, Shadan Mirafzali, Nader J. Samii, as Independent Trustee of the Neda Mirafzali Family Trust, dated November 4, 1996 and Nader
J. Samii, as Independent Trustee of the Leela Mirafzali Family Trust, dated November 4, 1996 (the "Sellers"), a copy of which is filed as Exhibit 1.1 (the "Physerv Purchase Agreement"). Pursuant to the terms of the Physerv Purchase Agreement, a portion of the shares of Common Stock issued to the Sellers was determined at the close of business on February 28, 1997, based on the average closing price for shares of Common Stock during the ten trading days ending with February 28, 1997, on the Nasdaq Stock Market. No cash consideration was paid by Mr. Mirafzali for any of such shares of Common Stock. On March 6, 1997, Mr. Mirafzali acquired an additional 300 shares of the Common Stock at a price of $8.00 per share in an open market purchase.

ITEM 4   Purpose of Transaction

         Mr. Mirafzali acquired beneficial ownership of 563,932 shares of the Common Stock pursuant to the Physerv Purchase Agreement. He had previously acquired 1,850 shares of Common Stock in an open market transaction. On March 6, 1997, Mr. Mirafzali acquired an additional 300 shares of the Common Stock on the open market. Mr. Mirafzali intends to hold all of the Common Stock to which this Schedule 13D relates for investment purposes. Mr. Mirafzali intends to review on a continuing basis his investment in the Issuer and the Issuer's business and prospects. Mr. Mirafzali is not currently considering the acquisition, directly or indirectly, of additional shares of Common Stock. Whether Mr. Mirafzali purchases additional shares or sells shares will depend upon his evaluation of pertinent factors, including without limitation, the availability of shares of Common Stock for purchase and the market for the sale of shares of Common Stock at particular price levels, the business and prospects of the Issuer, economic and stock market conditions, other business and investment opportunities available to Mr. Mirafzali, regulatory requirements, and the desires of Mr. Mirafzali. Depending upon his assessment of these factors from time to time, Mr. Mirafzali may change his present intention as stated above by possibly determining to acquire additional shares of Common Stock or dispose of some or all of the Common Stock held by him or deemed to be beneficially owned by him. At present, Mr. Mirafzali has no specific plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs
(a) through (j) of Item 4 of Schedule 13D.

ITEM 5   Interest in Securities of the Issuer

         (a) Mr. Mirafzali owns of record and beneficially 236,182 shares of Common Stock and may be deemed to beneficially own an additional 329,900 shares of Common Stock (including 234,032 shares of Common Stock owned of record by his spouse, Shadan Mirafzali, and 95,868 shares of Common Stock held of record by two irrevocable trusts established for the benefit of their daughters). With respect to the shares owned of record by his spouse, Mr. Mirafzali disclaims any beneficial ownership. Based on the Issuer's representation that it had 9,720,003 shares of Common Stock issued and outstanding as of March 1, 1997, Mr. Mirafzali may be deemed to be the beneficial owner of 5.8% of the Issuer's outstanding shares of Common Stock.

         (b) Mr. Mirafzali may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3, to share with his spouse the powers to vote and direct the vote of, and to dispose of and to direct the disposition of, the shares of the Common Stock owned by her. Mr. Mirafzali also shares with his spouse and Nader J. Samii, as Independent Trustee of the two irrevocable trusts for their daughters, the power to dispose, or direct the disposition of, the shares of Common Stock owned by such irrevocable trusts. However, neither Mr. Mirafzali nor his spouse have or share the power to vote, or to direct the vote of, the Common Stock owned by such irrevocable trusts.

         (c) The only transactions in the Common Stock by Mr. Mirafzali during the past 60 days are reported in Item 3 above.

         (d) Mr. Mirafzali may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by him, by his spouse and by the two irrevocable trusts for their daughters.

         (e)     Not applicable.

ITEM 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         On February 5, 1997, the Issuer entered into a registration rights agreement for the benefit of the former shareholders of Physerv (the "Registration Rights Agreement"). The Registration Rights Agreement provides such former shareholders (the "Physerv Holders") with certain "piggyback" registration rights in respect of shares of Common Stock acquired pursuant to the Physerv Purchase Agreement (the "Registrable Securities"). In the event that the Issuer or any of its affiliates causes the Issuer to register any shares of Common Stock for sale under the Securities Act of 1933, as amended, the Issuer is required to use its reasonable best efforts to include, at its expense, up to a pro rata portion of each of the Physerv Holder's Registrable Securities in such registration. The underwriters have a right to limit the number of Registrable Securities
sold by the Physerv Holders pursuant to such a registration request.   The
Issuer is required to pay certain expenses in connection with all such registrations.

ITEM 7   Material to Be Filed as Exhibits

The following are filed as exhibits to this Statement on Schedule 13D:

Exhibit No.      Description
1.1              Stock Purchase Agreement, dated as of February 3, 1997, by and among Physician Support Systems, Inc., PSI Acquisition
                 Corp., Hamid Mirafzali, Shadan Mirafzali, Nader J. Samii, as
                 Independent Trustee of the Neda Mirafzali Family Trust, dated November 4, 1996 and Nader J. Samii, as Independent
                 Trustee of the Leela Mirafzali Family Trust, dated November
                 4, 1996 (previously filed as Exhibit 2 to the Current Report on Form 8-K filed by the Company on February 18, 1997, and incorporated herein by reference).

1.2 Registration Rights Agreement, dated as of February 3, 1997, by and among Physician Support Systems, Inc., PSI Acquisition Corp., Hamid Mirafzali, Shadan Mirafzali, Nader
                 J. Samii, as Independent Trustee of the Neda Mirafzali Family Trust, dated November 4, 1996 and Nader J. Samii, as Independent Trustee of the Leela Mirafzali Family Trust, dated November 4, 1996 (collectively, the "Stockholders"), and Hamid Mirafzali, as representative of the Stockholders (previously filed as Exhibit 4 to the Current Report on Form 8-K filed by the Company on February 18, 1997, and incorporated herein by reference).

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 11, 1996
                                 /S/ HAMID MIRAFZALI
                                     Hamid Mirafzali
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EXHIBIT INDEX

Exhibit No.      Description
1.1              Stock Purchase Agreement, dated as of February 3, 1997, by and among Physician Support Systems, Inc., PSI Acquisition
                 Corp., Hamid Mirafzali, Shadan Mirafzali, Nader J. Samii, as
                 Independent Trustee of the Neda Mirafzali Family Trust, dated November 4, 1996 and Nader J. Samii, as Independent
                 Trustee of the Leela Mirafzali Family Trust, dated November
                 4, 1996 (previously filed as Exhibit 2 to the Current Report on Form 8-K filed by the Company on February 18, 1997, and incorporated herein by reference).

1.2 Registration Rights Agreement, dated as of February 3, 1997, by and among Physician Support Systems, Inc., PSI Acquisition Corp., Hamid Mirafzali, Shadan Mirafzali, Nader
                 J. Samii, as Independent Trustee of the Neda Mirafzali Family Trust, dated November 4, 1996 and Nader J. Samii, as Independent Trustee of the Leela Mirafzali Family Trust, dated November 4, 1996 (collectively, the "Stockholders"), and Hamid Mirafzali, as representative of the Stockholders (previously filed as Exhibit 4 to the Current Report on Form 8-K filed by the Company on February 18, 1997, and incorporated herein by reference).